

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------                                                                    OMB APPROVAL
             FORM 3                                                                                 OMB Number:           3235-0104
--------------------------------                                                                    Expires:     September 30, 1998
                                                                                                    Estimated average burden
                                                                                                    hours per response     .... 0.5



1. Name and Address of Reporting Person *

Tucker                      Lawrence                C.
   (Last)                   (First)                 (Middle)

c/o Brown Brothers Harriman & Co.
59 Wall Street
                            (Street)

New York                    NY                        10005
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

4/21/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

World Access, Inc. (WAXS)

5. Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


6. If Amendment, Date or Original (Month/Year)


7. Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----


                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  --------------------------------------------------
----------------------------------------------  ------------------------------  --------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(8-92)

FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
Preferred Stock (1)                                     Immed.      N/A             Common Stock                 (2) (3)
Preferred Stock (1)                                     Immed.      6/30/00         Common Stock                 (6) (3)
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
             (4)                        I                        (5)
             (4)                        I                        (5)
----------------------------  ---------------------  ------------------------------------------------

Explanation of Responses:

(1) Par value $.01 per share.
(2) 4,347,826 shares, subject to adjustment.
(3) Tucker is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of The 1818 Fund III, L.P., and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.
(4) $1,000 per share of Preferred Stock divided by the Conversion Price, set at $11.50, but subject to adjustment.
(5) By The 1818 Fund III, L.P.
(6) 1,739,130 shares, subject to adjustment.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


    /s/ Lawrence C. Tucker                             May 10, 1999
-------------------------------                        ------------
**Signature of Reporting Person                            Date


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                                                                 SEC 1473 (8-92)